[redacted]

13010505

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | 4/30/13 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

| SEC FILE NUMBER |
|---|
| 8-47639 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Leaders Group, Inc.

| OFFICIAL USE ONLY |
|---|
| 8-47639 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West Dry Creek Circle, Suite 575
(No. and Street)

| Littleton | CO | 80120 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Wickersham — (303) 797-9080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marc, James and Associates, P.C. - Gregory Viergutz, CPA, CCM
(Name – *if individual, state last, first, middle name*)

| 1745 Shea Center Drive, Suite 400 | Highlands Ranch | CO | 80129 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Z. Jane Riley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Leaders Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY J. VON TERSCH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19944020493
MY COMMISSION EXPIRES JULY 19, 2015

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Leaders Group, Inc.

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS

December 31, 2012 and 2011

MJA
Marc, James & Associates, PC
Certified Public Accountants

The Leaders Group, Inc.

# FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

December 31, 2012 and 2011

*Table of Contents*

Marc, James & Associates, PC
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors
The Leaders Group, Inc.

***Report on the Financial Statements***

We have audited the accompanying statements of financial condition of The Leaders Group, Inc. (the "Company") as of December 31, 2012 and 2011 and were engaged to audit the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error

***Auditors' Responsibility***

Our responsibility is to express an opinion on these financial statements based on conducting the audit in accordance with auditing standards generally accepted in the United States of America as established by the *American Institute of Certified Public Accountants* ("US GAAS").

We conducted our audits in accordance with US GAAS. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether these financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our unmodified opinion on the financial position.

*1745 Shea Center Drive, Suite 400; Highlands Ranch, CO 80129*
*(720) 344-4938*

***Opinion the Financial Statements***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Marc James & Associates PC*

Highlands Ranch, CO
February 18, 2013

*FINANCIAL STATEMENTS*

The Leaders Group, Inc.

## STATEMENTS OF FINANCIAL CONDITION

December 31,

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 820,808 | $ 573,967 |
| Commission and representative receivables | 15,658 | 167,551 |
| Clearing deposit receivable | 50,000 | 50,000 |
| Prepaid expenses | - | 47,040 |
| Total current assets | 886,466 | 838,558 |
| OTHER ASSETS | | |
| Deposits | 19,407 | 16,061 |
| Total assets | $ 905,873 | $ 854,619 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| CURRENT LIABILITIES | | |
| Accounts payable - related party | $ 23,862 | $ 27,030 |
| Commissions payable | 112,263 | 140,142 |
| Other accrued liabilities | 176,600 | 100,000 |
| Total current liabilities | 312,725 | 267,172 |
| COMMITMENTS AND CONTINGENCIES | - | - |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $.10 par value, 20,000 shares issued and outstanding | 2,000 | 2,000 |
| Additional paid-in capital | 12,000 | 12,000 |
| Retained earnings | 579,148 | 573,447 |
| Total stockholders' equity | 593,148 | 587,447 |
| Total liabilities and stockholders' equity | $ 905,873 | $ 854,619 |

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

| | 2012 | 2011 |
|---|---|---|
| Revenue | | |
| Commissions | $ 26,683,814 | $ 24,632,595 |
| Support fees | 1,410,747 | 1,618,947 |
| Consulting | 152,000 | 42,000 |
| Total revenue | 28,246,561 | 26,293,542 |
| Expenses | | |
| Commissions | 24,462,980 | 22,609,470 |
| Employee compensation and benefits | 1,829,164 | 1,686,625 |
| Operating | 1,946,865 | 1,958,038 |
| Total expenses | 28,239,009 | 26,254,133 |
| Net income from operations | 7,552 | 39,409 |
| Other income | | |
| Interest | 1,068 | 1,303 |
| Total other income | 1,068 | 1,303 |
| Net income before income tax expense | 8,620 | 40,712 |
| Income tax expense | 2,919 | 634 |
| Net income | $ 5,701 | $ 40,078 |

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2012 and 2011

| | Common stock | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance - December 31, 2010 | 20,000 | $ 2,000 | $ 12,000 | $ 533,369 | $ 547,369 |
| Net income | - | - | - | 40,078 | 40,078 |
| Balance - December 31, 2011 | 20,000 | 2,000 | 12,000 | 573,447 | 587,447 |
| Net income | - | - | - | 5,701 | 5,701 |
| Balance - December 31, 2012 | 20,000 | $ 2,000 | $ 12,000 | $ 579,148 | $ 593,148 |

The accompanying notes are an integral part of these financial statements

The Leaders Group, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

| | 2012 | 2011 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 5,701 | $ 40,078 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities | | |
| Change in assets and liabilities | | |
| Change in commissions receivable | 151,893 | 139,254 |
| Change in accounts receivable - related party | - | 72,000 |
| Change in prepaid expenses | 47,040 | 66,336 |
| Change in deposits | (3,346) | (2,611) |
| Change in accounts payable | - | (242,668) |
| Change in accounts payable - related party | (3,168) | (51,786) |
| Change in commissions payable | (27,879) | 76,463 |
| Change in accrued liabilities | 76,600 | 72,758 |
| Net cash provided by operating activities | 246,841 | 169,824 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 246,841 | 169,824 |
| Cash and cash equivalents - beginning of the year | 573,967 | 404,143 |
| Cash and cash equivalents - end of the year | $ 820,808 | $ 573,967 |

| | 2012 | 2011 |
|---|---|---|
| Supplemental disclosures of cash flow information | | |
| Cash paid during the year for: | | |
| Income taxes | $ 2,919 | $ 634 |

The accompanying notes are an integral part of these financial statements

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Leaders Group, Inc. ("TLG" or the "Company") was incorporated under the laws of the State of Delaware in 1994. The Company is primarily owned by Wickersham Family Investment, LLLP (97.5%). TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

In accordance with regulations under the Securities Exchange Act of 1934 (the "Act"), TLG is a broker-dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. *Cash and Cash Equivalents*

   For purposes of the statements of cash flows, the Company considers all cash and demand deposits to be cash and cash equivalents.

   On occasion throughout the year and at December 31, 2012, the Company's cash on deposit with its financial services provider exceeded the $250,000 per bank Federal Deposit Insurance Corporation insurance limit. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on its cash on deposit.

2. *Property and Equipment*

   Property and equipment are stated at cost and acquisitions are capitalized if the purchase price exceeds the Company's capitalization threshold of $1,000, with the exception of computer equipment which is charged directly to expense due to the short-term nature of technology. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful service lives. As of December 31, 2012 and 2011, all of the Company's property and equipment is fully depreciated. During 2012 and 2011, computer equipment totaling $12,322 and $10,259, respectively, was charged directly to expense.

   Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

3. *Security Transactions and Revenue Recognition*

   Proprietary securities transactions in regular-way trades are recorded on the trade date, as if the trades had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

4. *Commissions, Commissions Receivable and Commission Expense*

Commissions and related clearing expenses are recorded on a trade-date basis. As such, the Company records commission revenue and expense on an accrual basis. Commissions receivable in excess of 60 days are written off and any subsequent collections are recognized at the time of receipt. As of December 31, 2012 and 2011, management considered all commission and representative receivables to be fully collectible.

5. *Advertising*

The Company expenses the cost of advertising and marketing when the advertising takes place or the materials are produced. Advertising and marketing expense for the year ended December 31, 2012 and 2011 was $4,748 and $55,148, respectively.

6. *Income Taxes*

Income taxes are accounted for using the asset and liabilities method. Deferred tax assets and liabilities, if material, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis, and any operating loss and tax carry forwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has adopted the accounting standard related to the recognition and measurement of uncertain tax positions. The adoption of this standard has had no financial statement effect for the Company.

The Company is no longer subject to tax examinations by federal and various state agencies for the years prior to 2009.

7. *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, commission receivables, clearing deposits receivable, accounts payable, and accrued liabilities, approximate fair value due to the short-term nature of these instruments.

8. *Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America involves the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. These estimates are based upon management's best judgment, after considering past and current events and assumptions about future events. Actual results could differ from those estimates.

## NOTE B – RELATED PARTY TRANSACTIONS

*Management and Support Agreements*

The Company has an agreement with Wickersham Management Corporation ("WMC"), a corporation solely owned by the President/Chief Executive Officer of the Company under which WMC provides management services to the Company. Under the agreement, WMC is to receive a management fee. In 2012, the agreement was amended and with mutual consent between the Company and WMC, the management fee is subject to Company management approval and for the year ended December 31, 2012, $120,000 was paid to WMC. During 2011, under the former agreement, the management fee was suspended for a portion of the year and the Company recognized management fees in the amount of $90,000.

The Company also has an agreement with TLG Advisors, Inc. ("Advisors"), a corporation owned 100% by the Wickersham Family Partnership, LLLP, under which the Company provides support services to Advisors. During 2012 and 2011, the Company recognized revenue in the amount $152,000 and $42,000, respectively. During 2012 and 2011, the Company paid commission to Advisors in the amount of $378,284 and $288,337, respectively.

*Capitas, LLC*

The Company has a 1/40 ownership interest in Capitas, LLC. During 2012 and 2011, the Company recognized commission revenue of $5,627,910 and $3,534,726 and commission expense of $5,390,043 and $3,673,754, respectively, related to activity with Capitas, LLC. The commission revenue and commission expense accounted for approximately 21% and 21% of the Company's commission revenue and 22% and 21% of the Company's commission expense in 2012 and 2011. Management has assigned no value to the ownership interest.

*Jannold, Inc.*

The Company has a wholly-owed subsidiary, Jannold, Inc. ("Jannold"), which was formed to serve as a registered agent on behalf of the Company in the State of Texas. For 2012 and 2011 Jannold was essentially inactive; however, Jannold remains the name of record on various accounts. During 2012 and 2011, Jannold received commissions in the amount of $6,689 and $31,110, respectively, which were transferred to and recognized by the Company.

As of December 31, 2012 and 2011, Jannold had no assets or liabilities. Management anticipates that Jannold will remain inactive in future years.

*Accounts Payable*

As of December 31, 2012 and 2011, the Company had a payable to the President/Chief Executive Officer of the Company in the amount of $23,862 and $27,030, respectively, for expenses paid in behalf of the Company. The year-end balances were paid in full In January 2013 and 2012, respectively.

## NOTE C – COMMITMENTS AND CONTINGENCIES

*Operating Lease*

The Company leases its office facilities under an operating lease through December 31, 2013. The future minimum lease payments under the operating lease are as follows:

| Year ended December 31, | | |
|---|---|---|
| 2013 | $ | 97,583 |

Lease expense for the Company's office facilities, including common area maintenance assessments, and other leases for 2012 and 2011 was $94,956 and $100,100, respectively.

*Profit Sharing Plan – 401(k) Plan*

The Company has adopted and maintains a 401(k) Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan upon reaching age 21 and having 90 days of employment with the Company. Under the Plan, the Company will make a safe harbor matching contribution in the amount of 3% of eligible compensation and then a 50% contribution up to 1% of additional salary deferrals. Vesting is determined by length of employment and participants become fully vested after six years of employment.

The Company's profit sharing contribution is discretionary and subject to approval by the Board of Directors. The Company's matching contribution to the Plan was $69,954 and $74,092 for 2012 and 2011, respectively.

*Errors and Omissions Insurance*

The Company finances its Errors and Omissions insurance through its insurance provider. The terms of the financing agreement for the 2012 policy required a down payment in the amount of $47,040 and nine payments, including interest at 2.2%, in the amount $47,040. As of December 31, 2011, the down payment was reflected as prepaid expense as the coverage period of the policy is December 31, 2011 through December 31, 2012. As of December 31, 2011, the amount due under the financing agreement to be paid in 2012 was $423,360. The balance was paid in full in 2012 and as of December 31, 2012, the Company had not made a prepayment on the 2013 policy.

*Litigation*

TLG is party to various negotiations and legal proceedings arising in the normal course of its business. TLG maintains an errors and omissions insurance policy with a $50,000 per occurrence deductible.

In July 2012, the Company entered into a settlement agreement related to on-going litigation. Under the settlement agreement, the Company agreed to pay a total of $90,000, $15,000 per quarter until paid in full. As of December 31, 2012, the outstanding balance of $60,000 is included in accrued liabilities.

In management's opinion, the ultimate disposition of any other matters as of December 31, 2012 will not have a material adverse effect on TLG's financial position, results of operations or liquidity.

## NOTE D – INCOME TAXES

Income tax expense for the years ended December 31, 2012 and 2011 consisted of the following:

| | | 2012 | | 2011 |
|---|---|---|---|---|
| Federal income taxes | $ | 1,841 | $ | - |
| Various state taxes | | 1,078 | | 634 |
| Income tax expense | $ | 2,919 | $ | 634 |

Total income tax expense differed from the amount computed by applying the United States federal statutory income tax rates to income before income taxes (benefit) for the years ended December 31, 2012 and 2011 as a result of the following:

| | | 2012 | | 2011 |
|---|---|---|---|---|
| Computed "expected tax" expense | $ | 855 | $ | 6,012 |
| Change in income tax expense resulting from: | | | | |
| Permanent differences between income and deductions for income tax purposes and financial statement purposes | | 4,158 | | 1,834 |
| Reduction in taxable income for carryover items | | (5,013) | | (7,846) |
| 2011 federal taxes | | 1,841 | | - |
| Various state taxes | | 1,078 | | 634 |
| Net income tax expense | $ | 2,919 | $ | 634 |

For the year ended December 31, 2012, the Company incurred a Net Operating Loss ("NOL") for income tax purposes in the amount of $51,165 and Section 179 deduction carryover in the amount $15,287. The NOL may be carried forward for up to 20 years and the 2012 NOL will expire in 2032. The disallowed Section 179 deduction can carry over for an unlimited number of years.

## NOTE E – NET CAPITAL REQUIREMENTS

Under SEC Rule 15c-3-1(a)(2)vi, the Company is required to maintain a minimum net capital equal to the greater of $50,000 or 6.67% of aggregate indebtedness, as defined, and shall not permit the ratio of aggregated indebtedness to net capital to exceed 15 to 1. As of December 31, 2012 the Company had net capital of $572,103, which was $522,103 in excess of the required net capital requirement of $50,000. The Company's net capital ratio was .55 to 1 as of December 31, 2012.

## NOTE F – SUBSEQUENT EVENTS

The preparation of the Company's financial statements and accompanying footnotes in conformity with generally accepted accounting principles requires management of the Company to evaluate transactions and events subsequent to December 31, 2012, involving the Company. The management of the Company has evaluated the subsequent transactions and events of the Company through February 18, 2013, which is the date the financial statement and accompanying footnotes were available for issuance.

*SUPPLEMENTAL INFORMATION*

The Leaders Group, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

| | |
|---|---|
| Stockholders' equity | $ 593,148 |
| Less: Non-allowable assets | 21,045 |
| Net capital | $ 572,103 |
| Aggregated indebtedness | |
| Items included in the statement of financial condition | |
| Accounts payable | $ - |
| Accounts payable - related party | 23,862 |
| Accrued liabilities | 288,863 |
| Total aggregated debt | $ 312,725 |
| Computation of basic net capital requirements | |
| Minimum net capital required (6.67% of aggregate indebtedness or $50,000, whichever is greater | $ 50,000 |
| Net capital in excess at 1,500 percent | $ 522,103 |
| Net capital in excess at 1,000 percent | $ 488,554 |
| Ratio: Aggregated indebtedness to net capital | 0.55 |
| Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of December 31, 2012) | |
| Net capital, as reported in the Company's part II (unaudited) FOCUS report | $ 593,148 |
| Adjustments to "non-allowable" assets | - |
| Net Capital, as adjusted | $ 593,148 |
| Aggregated indebtedness, as reported in the Company's part II (unaudited) FOCUS report | $ 312,723 |
| Adjustments | - |
| Aggregate indebtedness, as adjusted | $ 312,723 |

The Leaders Group, Inc.

# COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company operates as a fully disclosed broker-dealer pursuant to the exemption provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Leaders Group, Inc.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2012

The Company does not hold customer funds or customer securities and therefore qualifies for exemption under the provisions of Rule 15c3-3.

MJA
Marc, James & Associates, PC
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of The Leaders Group, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, as established by the *American Institute of Certified Public Accountants*, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

*1745 Shea Center Drive, Suite 400; Highlands Ranch, CO 80129*
*(720) 344-4938*

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects a material inadequacy for such purposes. Based upon this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Marc James & Associates PC*

Highlands Ranch, CO
February 18, 2013